Exhibit 2

Transactions in the Securities of the Issuer During the Past Sixty Days

Entity	Transaction Date	Shares Purchased	Cost	Per Share
SAL	9/18/2026	4,733	$60,129.10	$12.70
SIP-1	9/18/2026	1,238	$15,742.60	$12.72
SIP-2	9/18/2026	1,048	$13,329.60	$12.72
LSBK	9/18/2026	3,148	$39,999.60	$12.71
Broad Park	9/18/2026	1,251	$15,907.70	$12.72
Chewy	9/18/2026	682	$8,681.40	$12.73